Exhibit 99.1

November 2022 Quarterly Earnings Presentation

2 Quarterly performance highlights 3Q22 Sources : Company Filings. Note 1: Gross Loan Portfolio and NPL 90 days includes Anticipation of Credit Card Receivables . Note 2 : Gross Revenues = Interest income calculated using the effective interest method + Revenues from services and commissions + Inc ome from securities + Net gains / (losses) from derivatives + Other revenues. New clients 2.1 mm QoQ CAC R$ 2 8 8 % YoY Clients Loans Loan Portfolio 1 47 % YoY R$ 22 bn NPL 1 Flat 3.8 % Gross Revenue 2 84 % YoY R$ 1.5 bn Take Rate Inter Shop 450 bps 10.9 % PIX Market Share 8 % of Transactions Volumes Funding Funding 45 % YoY R$ 28 bn 3 rd Party F.I. Distribution 111 % YoY R$ 5.2 bn Cards+PIX TPV 69 % YoY R$ 155 bn Revenue

3 Business Verticals Financial Performance Agenda 3Q22 Closing Remarks

4 1Q22 Results Business Verticals

5 62% 62% 61% 58% 55% 54% 54% 38% 38% 39% 42% 45% 46% 46% 8 9 12 14 14 16 17 37 58 80 94 97 118 138 44 67 92 109 111 134 155 1Q21 2Q21 3Q21 4Q21 1Q22 2Q22 3Q22 Debit Credit PIX Cards+PIX TPV In R$ Billion Strong acceleration in Day - to - Day Banking activity 3Q22 Sources : Company filings. Note 1 : Height of PIX volume was reduced to fit on page. • PIX leadership 8% Market Share (# transactions) • Cards TPV mix trending to credit • Increasing blended interchange rate 1 Day to Day Banking

6 • Ongoing repricing across longer duration products • Origination re - accelerating growth • Portfolio continues highly collateralized • Balancing mix and margin 14.9 17.2 18.2 19.5 21.0 0.1 0.3 0.3 0.4 1.0 15.0 17.5 18.5 19.9 22.0 3Q21 4Q21 1Q22 2Q22 3Q22 Gross Credit Portfolio Anticipation of C.C. Receivables Continued growth in credit portfolio 3Q22 R$3.0 bn Credit underwriting 3Q22 Sources : Company filings. Note 1 : Gross Loan Portfolio includes Anticipation of Credit Card Receivables, disclosed in note 9.a of the Financial Statements, l ine “Loans to financial institutions”. Gross Loan Portfolio 1 In R$ Billion FGTS Flagship Product >500k Contracts in 3Q22 +47% Credit

Insurance distribution continues delivering strong performance

3Q22

Inter Seguros


Seguros
Sua saúde é importante demais pra você perder tempo na fila.
Chegou Doutor Inter.
Telemedicina humana como você espera em consultas direto no seu Super App.
R$4,90
Atendimento on-line com clínicos gerais, nutricionistas e diversas especialidades médicas.
inter

Best-in-class Client UX

Net Revenue[1]
In R$ Million


+39%
22
25
30
35
31
3Q21
4Q21
1Q22
2Q22
3Q22

- **Strong new sales driven by InterApp cross sell**
- **Limited churn**
- **>95% of sales made digitally**
- **>100k new sales per month**

+1.1 million
Active contracts[2] 3Q22
+65% YoY

Sources: Company filings.
Note 1: Non-IFRS measure.
Note 2: Active contracts include either clients or assets (home, car, social security, consortium, etc.).

7

8 34 32 32 35 40 3Q21 4Q21 1Q22 2Q22 3Q22 Investment platform delivered record AUC and revenues 3Q22 Sources : Company filings. Note 1 : Net inflows refers to net new funds (from multiple asset classes) invested from our clients in our platform. Note 2 : Non - IFRS measure. Direct - to - consumer digital investment platform 47bn 49bn 53bn 62bn AUC ( R $) 53bn Net Revenue 2 In R$ Million • Seizing opportunity from high interest rate environment • Launched Invest Now Pay Later offering • Record net inflows of R$3.8bn 2.9bn 2.4bn 2.1bn 3.8bn Net Inflows 1 ( R $) 3.0bn +18% Inter Invest

9 4 16 30 44 48 3Q21 4Q21 1Q22 2Q22 3Q22 Gross Take - rate (%) Net Take - rate (%) 6.4% 0.5% 10.9% 5.1% 3Q21 3Q22 Significant margin expansion at Inter Shop 3Q22 R$ 3 billion GMV 9M 22 +25 % YoY Net Revenue 1 In R$ Million • 75% recurring customers (vs. 73% on 2Q22) • 565k new customers (vs. 555k on 2Q22) • More than 800k available SKUs and 900 sellers in Super App Sources : Company filings. Note 1: Non - IFRS measure. +12x Inter Shop

10 Global Accounts In Thousand Global Account FX, Interchange , USD floating revenue streams Remittances FX & fees revenue streams Successful global account accelerating connectivity with US business 3Q22 50 141 501 1Q22 2Q22 3Q22 • + 5.5 thousand new Global Accounts opened per working day • + 606 thousand transactions +10x Cross Border Services Sources : Company filings.

11 1Q22 Results Financial Performance

12 52% 40% 29% 31% 28% 27% 21% 18% 20% 21% 21% 21% 1% 2% 10% 18% 17% 18% 15% 14% 2% 4% 4% 2% 3% 17% 22% 28% 25% 30% 29% 2% 1% 2% 5% 4.8 8.8 17.5 15.0 19.9 22.0 2019 2020 2021 3Q21 2Q22 3Q22 Real Estate Payroll SMBs Agribusiness Credit Card 15% +10% +63% +26% % YoY +68% Gross Loan Portfolio (R$ Billion) 1 Strong growth and diversification in credit portfolio 3Q22 28% +3% +14% +5% % QoQ +7% Total +47% +11% Figures in IFRS. Source: Company filings. Note 1: Gross Loan Portfolio = Loans and Advance to Costumers + Anticipation of Credit Card Receivables, disclosed in note 9.a of the F inancial Statements, line “Loans to financial institutions”. Repricing Status: FGTS N/M 95% Ongoing Ongoing Anticip . of C.C. Receivables 1 N/M 171%

13 NPL >90 Days (%) Inflection points toward better asset quality 3Q22 Source: Company filings. Note 1: Gross Loan Portfolio including the Anticipation of Credit Card Receivables, disclosed in note 9.a of the Financial Statements , line “Loans to financial institutions”. • Improvements driven by enhancement of: 1. Risk management processes 2. Credit algorithms 3. Collections • Coverage Ratio increased from 129% to 141% 1 3.0% 3.0% 3.4% 3.8% 3.8% 3.0% 3.0% 3.5% 3.9% 4.0% 3Q21 4Q21 1Q22 2Q22 3Q22 NPL >90 Days (including Anticip. of Credit Card Receivables) NPL >90 Days

14 33% 47% 45% 45% 38% 37% 35% 34% 32% 33% 33% 34% 27% 12% 16% 15% 24% 24% 5% 6% 6% 6% 5% 4% 1% 0.5% 1% 1% 1% 1% 6.4 14.2 21.9 20.2 25.9 28.4 2019 2020 2021 3Q21 2Q22 3Q22 Demand Deposits Time Deposits Securities Issued Savings Deposits Other Funding (R$ Billion) Success in attracting customer deposits 3Q22 +124% +45% +14% % YoY +7% +13% +11% +6% % QoQ +3% +41% +10% N/M N/M 1 Source: Company filings. Note 1 : Other = Creditors by resources to release. Note 2 : Fixed income distribution includes Fixed Income products and Treasury Direct ( Tesouro Direto ). 2.8bn 2.5bn 4.4bn 5.2bn 0.9bn 0.5bn 3rd Party Fixed Income Distribution ( R $) • Re - accelerating deposit growth across multiple products • Captured + R $ 780mm of fixed income investments 1 distributed to 3rd parties

15 4.9% 7.6% 10.3% 12.4% 13.5% 2.9% 4.8% 6.0% 7.6% 8.6% 3Q21 4Q21 1Q22 2Q22 3Q22 All - in Cost of Funding 1 (%) Highly attractive , cost - efficient funding at scale 3Q22 Avg. Selic of Quarter All - in Cost of Funding as % of Selic Source: Company filings. Note 1: All - in Cost of Funding = (Interest expenses x 4) ÷ (Average of last 2 quarters Interest bearing liabilities). Note 2: Inter Holding Financeira R$1.2bn debt due from the cash - out paid during the Corporate Reorganization of June 2022 (CDI + 1.95% cost). • Low funding cost remains a key competitive advantage • Funding cost in 3Q22 includes R$52mm of Holding debt 2 prepaid in October Annualized All - in Cost of Funding 63.0% 58.1% 61.2% 63.5% 63.4%

16 Revenue (R$ Million) Strong revenue growth momentum 3Q22 +10% % QoQ Adjusted +12% +57% % YoY Adjusted +100% • Strong YoY revenue growth • Attractive balance between net fees and net interest income • Highly diversified revenues streams 2 1 3 82% 67% 71% 74% 64% 65% 69% 18% 33% 29% 26% 36% 35% 31% 712 1,062 2,244 607 877 850 953 1,025 1,338 3,139 837 1,461 1,538 1,676 2019 2020 2021 3Q21 2Q22 3Q22 Reported 3Q22 Adjusted Net Interest Income Net Fee Revenue Total Net Revenue Total Gross Revenue Source : Company filings. Note 1: Gross Revenue = Interest income + (Revenue from services and commissions − Cashback expenses) + Income from securities + Net ga ins (losses) from derivatives + Other revenue. 1,538.2 = 788.3 + (248.9 - ( - 76.4)) + 341.0 + 5.9 + 77.7. Cashback expenses discl osed in note 27 of the Financial Statements. Note 2: Net Fee Revenue = Net result from services and commissions + Other revenue. Note 3: 3Q22 Adjusted’ replaces the effect of non - recurring deflation reported by IPCA in 3Q22 with the adjusted impact of inflation pr ojected by the Focus Report of Brazilian Central Bank for 2023 – see deflation adjustment slide. Adjusted figures are non - IFRS m easures, are presented for illustrative purposes only and do not reflect our actual results.

3Q22

Increasingly diversified revenue streams

Total Gross Revenue (R$ Million)


3,139
2,244
29%
71%
1,338
1,062
33%
67%
1,025
712
18%
82%
837
607
26%
74%
1,461
877
36%
64%
1,538
850
35%
65%
1,676
953
31%
69%
2019
2020
2021
3Q21
2Q22
3Q22 Reported
3Q22 Adjusted 2
Net Interest Income
Net Fee Revenue 1
Total Net Revenue
Total Gross Revenue

Net Fee Revenue Breakdown


Banking[4]
Shop
Invest
Seguros
14%
21%
3%
62%
R$159mm
3Q21
11%
13%
16%
60%
R$295mm
3Q22

- **Multiple businesses driving fee revenue growth**

Gross Interest Income[3] Breakdown


Securities
Credit
33%
67%
R$596mm
3Q21
38%
62%
R$1,129mm
3Q22

- **Multiple loan products fostering NII growth**

Source: Company filings.
Note 1: Net Fee Revenue = Net result from services and commissions + Other revenues (as disclosed in IFRS Income Statement).
Note 2: 3Q22 Adjusted' replaces the effect of non-recurring deflation reported by IPCA in 3Q22 with the pro forma impact of inflation projected by the Focus Report of Brazilian Central Bank for 2023 – see deflation adjustment slide. Adjusted figures are non-IFRS measures, are presented for illustrative purposes only and do not reflect our actual results.
Note 3: Gross Interest Income is gross of interest expense, excluding cashback expenses.
Note 4: Includes the segment "Banking" on IFRS Income Statements, net of the amount allocated on Inter Shop, Inter Seguros and Inter Invest revenues. See notes on each business vertical page.

17

Deflation impact – Illustrative adjustment

3Q22

In R$ million[1]

3Q2022 IFRS Financials				Adjustment		After - Tax Adjustment				
Balance Sheet Items	Avg. Balance (IPCA Exposure) (a)	Inflation / Yield [2] (b)	Revenue / Funding Expense (c) = (a) x (b)	Inflation / Yield [3] (d)	Revenue / Funding Expense (e) = (a) x (d)	Delta in Net Revenues before sales tax (f) = (e) - (c)	Tax on Revenue (g)	Delta Result Before IR/CSLL after sales tax (h) = f x (1-(g))	IR/CSLL (i)	Net Income Impact (j) = (h) x (1-i)
Asset 1: Securities Inflation Linked (NTN-Bs)	3,603	-1.32%	-48	1.24%	45	92	4.65%	88	46%	**48**
Asset 2: Real Estate Infl. Adjusted Portfolio	1,752	-1.32%	-23	1.24%	22	45	4.65%	43	46%	**23**
Liability 1: Securities (LCIs)	-1,356	-1.32%	18	1.24%	-17	-35	4.65%	-33	46%	**-18**
Net exposure / Impact estimated	(i) **3,999**		(ii) **-53**		(iii) **50**	(iv) **103** [4]				(v) **53** [5]

(i) ~R$4bn net long exposure to inflation (IPCA)

(ii) Negative R$53mm revenue in the quarter, as result of 1.32% deflation

(iii) Using Brazilian Central Bank 2023 inflation expectation Focus Report of 1.24% per quarter, revenue would have been R$50mm

(iv) The net difference results in R$103mm revenue increase

(v) After revenue and corporate tax (IR/CSLL) the impact on net income reaches R$53mm

Note 1: Adjusted figures are non-IFRS measures, are presented for illustrative purposes only and do not reflect our actual results.
Note 2: Actual deflation that occurred in 3Q22, as disclosed by IBGE.
Note 3: Quarterly inflation projected for 2023 from the Focus Report of Brazilian Central Bank (https://www.bcb.gov.br/publicacoes/focus).
Note 4: Figure used to adjust net revenue, ARPAC, cost-to-income ratio and NIM.
Note 5: Adjusted Net Income captures the R$53 of this page to adjust page 23.

18

19 48% 49% 51% 52% 55% 58% 61% 52% 51% 49% 48% 45% 42% 39% 10.2 12.0 13.9 16.3 18.6 20.7 22.8 1Q21 2Q21 3Q21 4Q21 1Q22 2Q22 3Q22 # of the clients with > 1 year Total Number of Clients & Longevity Ratio Clients (mm) and % clients with less than 1 year at Inter 3Q22 Source : Company filings. +13p.p. • Attracted 2.1mm net new clients in the quarter, reaching ~23mm • YTD client acquisition per quarter is >10% relative to same period in 2021 • Client base increasingly more mature, with 61% of clients being over a year at Inter Avg . 2.2 mm New Clients / Quarter Avg . 2.0 mm New Clients / Quarter Clients continue to choose Inter at an accelerating pace

Stronger unit economics as client base matures

3Q22

ARPAC (In R$, monthly)



ARPAC Net of Interest Expenses
ARPAC Gross of Interest Expenses
32
28
32
28
37
31
45
35
46
34
47
32
46
29
50
33
1Q21
2Q21
3Q21
4Q21
1Q22
2Q22
3Q22 Reported
3Q22 Adjusted
1

- **Positive ARPAC trends when normalized by estimated deflation effect**
- **Context of high interest rates and strong client addition provide attractive momentum for further improvements**
- **Several new products ramping up monetization across cohorts**

Source: Company filings.
Note 1: Non-IFRS measure. '3Q22 Adjusted' excludes the non-recurring effects of deflation in 3Q22 and assumes the inflation projected for 2023 from the Focus Report of Brazilian Central Bank, divided by four (https://www.bcb.gov.br/publicacoes/focus).

20

Positive trend on operating leverage

3Q22

Cost-to-Serve[1] (In R$, monthly)



15
23
18
17
17
3Q21
4Q21
1Q22
2Q22
3Q22

Cost-to-Income Ratio[2] (%)



70%
93%
74%
72%
78%
70%
3
3Q21
4Q21
1Q22
2Q22
3Q22
Cost-to-Income
Cost-to-Income - Adjusted
3

Size advantage translating into improving operational leverage

Source: Company filings.
Note 1: Cost to serve = [(Personnel Expenses + Other Administrative Expenses – Client Acquisition Cost) ÷ 3] ÷ Average Active Clients.
Note 2: Cost-to-Income Ratio = (Personnel Expenses + Other Administrative Expenses) / (NII + Net result from Services and Commissions + Income from Securities + Net gains (or losses) from Derivatives + Other Revenue – Tax Expenses)
Note 3: Non-IFRS measure. '3Q22 Adjusted' excludes the non-recurring effects of deflation in 3Q22 and assumes the inflation projected for 2023 from the Focus Report of Brazilian Central Bank, divided by four. (https://www.bcb.gov.br/publicacoes/focus).

21

22 Expanding NIM as Loan Portfolio Reprices 3Q22 Interest Margins and Yields Source : Company Filings. Note 1: NIM = (Net Interest Income * 4) ÷ (Average of 2 Last Quarters Interest Earning Assets). Note 2: Yield on Interest Earning Assets = ((Interest Income + Income from Securities) * 4) ÷ (Average of 2 Last Quarters Interest Earning Assets). Note 3: All - in Cost of Funding = (Funding Expenses * 4) ÷ (Average of 2 Last Quarters Interest Bearing Liabilities). Note 4: Impact not adjusted in any graph in this presentation. 6.3% 7.3% 7.4% 6.8% 7.0% 7.5% 9.6% 10.7% 11.0% 12.7% 13.0% 14.1% 2.9% 4.8% 6.0% 7.6% 8.6% 3Q21 4Q21 1Q22 2Q22 3Q22 NIM Yield on Interest Earning Assets Adj. Yield on Interest Earning Assets All-in Cost of Funding • Adjusting for deflation effect : • NIM expanded 50bps QoQ • Expansion of 140bps in interest earning assets • 3Q interest expense impacted by holding debt expense of R$52mm 4 • Ongoing repricing of longer duration portfolios likely to sustain momentum on NIM expansion 1 2 3 2

23 34 (56) (29) 16 (30) 23 3Q21 4Q21 1Q22 2Q22 3Q22 Net Income Adjusted Net Income 3Q22 IFRS Source: Company filings. Note 1: Non - IFRS measure. Adjusted Net Income excludes the non - recurring effects of deflation in 3Q22. 1 Net Income | Inter&Co (In R$ Million) Positive dynamics on bottom line profitability

24 May 2022 1Q22 Results Closing Remarks

25 Closing Remarks 3Q22 New clients +2.1mm Maintain Momentum NPL Flat Tangible Results Innovation Invest Now Pay Later Delighting Clients Repricing Committed Focus Ongoing Effort S a ve the Date: Investor Day on January 18 th , 2023 | Live Streaming with in - person Q&A / Lunch in Belo Horizonte Growth +47% 1 Loans Source : Company filings. Note 1 : Includes Anticipation of Credit Card Receivables.

26 1Q22 Results Appendix

27 Income Statement (in R $ million ) 3Q22 INCOME STATEMENT 3Q21 3Q22 Interest income calculated using the effective interest method 367.4 788.3 Interest expenses (138.6) (579.7) Net interest income 228.8 208.7 Revenues from services and commissions 149.3 248.9 Expenses from services and commissions (26.4) (31.8) Net result from services and commissions 122.9 217.0 Income from securities 228.4 341.0 Net gains / (losses) from derivatives (9.9) 5.9 Other revenues 36.3 77.7 Revenues 606.5 850.3 Impairment losses on financial assets (138.0) (263.1) Personal expense (121.3) (176.2) Depreciation and amortization (30.9) (35.6) Other administrative expenses (276.0) (441.5) Income from equity interests in affiliates (5.5) (3.9) Profit / (loss) before income tax 34.9 (70.0) Current income tax and social contribution (17.6) (11.2) Deferred income tax and social contribution 17.0 51.6 Income tax benefit (0.6) 40.4 Profit / (loss) for the quarter 34.3 (29.6)

28 Balance Sheet (in R $ million ) 3Q22 BALANCE SHEET 12/31/2021 09/30/2022 Assets Cash and cash equivalents 500 838 Loans and advances to financial institutions 2,052 3,418 Compulsory deposits at Central Bank of Brazil 2,399 2,686 Loans and advance to clients 17,216 21,005 ( - ) Provision for expected loss - 681 - 1,184 Loans and advances to customers, net of provisions for expected loss 16,535 19,821 Securities 12,758 13,373 Derivative financial instruments 87 1 Non - current assets held for sale 130 166 Other assets 2,165 3,541 Total assets 36,626 43,844 Liabilities Liabilities with financial institutions 5,341 7,349 Liabilities with clients 18,334 21,452 Securities issued 3,572 6,917 Derivative financial liabilities 67 40 Other liabilities 863 945 Total liabilities 28,177 36,704 Shareholder's equity Total shareholder's equity of controlling shareholders 2,656 7,044 Non - controlling interest 5,794 96 Total shareholder's equity 8,450 7,044 Total liabilities and shareholder's equity 36,626 43,844

29 Disclaimer 3Q22 This report may contain forward - looking statements regarding Inter, anticipated synergies , growth plans , projected results and future strategies . While these forward - looking statements reflect our Management’s good faith beliefs , they involve known and unknown risks and uncertainties that could cause the company’s results or accrued results to differ materially from those anticipated and discussed herein . These statements are not guarantees of future performance. These risks and uncertainties include, but are not limited to , our ability to realize the amount of projected synergies and the projected schedule, in addition to economic , competitive , governmental and technological factors affecting Inter, the markets , products and prices and other factors . In addition , this presentation contains managerial numbers that may differ from those presented in our financial statements . The calculation methodology for these managerial numbers is presented in Inter’s quarterly earnings release. Statements contained in this report that are not facts or historical information may be forward - looking statements under the terms of the Private Securities Litigation Reform Act of 1995. These forward - looking statements may , among other things , beliefs related to the creation of value and any other statements regarding Inter. In some cases, terms such as “ estimate ”, “ project ”, “ predict ”, “ plan ”, “ believe ”, “ can ”, “ expectation ”, “ anticipate ”, “ intend ”, “ aimed ”, “ potential ”, “ may ”, “ will / shall ” and similar terms , or the negative of these expressions , may identify forward looking statements . These forward - looking statements are based on Inter's expectations and beliefs about future events and involve risks and uncertainties that could cause actual results to differ materially from current ones . Any forward - looking statement made by us in this document is based only on information currently available to us and speaks only as of the date on which it is made . We undertake no obligation to publicly update any forward - looking statement , whether written or oral, that may be made from time to time, whether as a result of new information , future developments or otherwise . For additional information that about factors that may lead to results that are different from our estimates , please refer to sections “ Cautionary Statement Concerning Forward - Looking Statements ” and “Risk Factors ” of Inter&Co Annual Report on Form 20 - F. The numbers for our key metrics (Unit Economics ), which include active users , average revenue per active client (ARPAC), cost to serve per active client (CTSAC) and cross selling index (CSI), are calculated using Inter’s internal data. Whether based on what we believe to be reasonable estimates , there are challenges inherent in measuring the use of our products . In addition , we continually seek to improve estimates of our user base, which may change due to improvements or changes in methodology , in processes for calculating these metrics and , from time to time, we may discover inaccuracies and make adjustments to improve accuracy , including adjustments that may result in recalculating our historical metrics . About Non - IFRS Financial Measures To supplement the financial measures presented in this press release and related conference call, presentation, or webcast in ac cordance with IFRS, Inter&Co also presents non - IFRS measures of financial performance, as highlighted throughout the documents. The non - IFRS Financial Measures include, among others: EBITDA Margin, Floating Revenue, Cards Revenue, Credit Underwriting, Inter Shop Gross and Net Revenue, Inter Invest Gross and Net Revenue, Insurance Revenues, Cross Border TPV, Cards TPV, Cross Border Average balance, ARPAC, ARPAC net of interest expense, CTSAC, NIM, Intere st Earning Assets, Interest bearing liabilities, Cost to Income, ROE, ROA, Cost of funding, Net take rate, Gross Take rate, NPL, Coverage ratio, Funding, Total Gross Revenues, Gross Revenue Yield, Adjusted ARPAC, Adjusted ARPAC net of int ere st expense, Adjusted NIM, Adjusted Cost to Income, Adjusted Total Gross Revenues, Adjusted Total Net Revenues, Adjusted Gross Revenue Yield, Adjusted Net Income. A “non - IFRS financial measure” refers to a numerical measure of Inter&Co’s historical or financial position that either excludes or includes amounts that are not normally excluded or included in the m os t directly comparable measure calculated and presented in accordance with IFRS in Inter&Co’s financial statements. Inter&Co provides certain non - IFRS measures as additional information relating to its operating results as a complement to results provi ded in accordance with IFRS. The non - IFRS financial information presented herein should be considered together with, and not as a substitute for or superior to, the financial information presented in accordance with IFR S. There are significant limitations associated with the use of non - IFRS financial measures. Further, these measures may differ from the non - IFRS information, even where similarly titled, used by other companies and therefore should not be used to compare Inter&Co’s performance to that of other companies.

30